As filed with the Securities and Exchange Commission on January 16, 2004
                                                      Registration No. 333-81610
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 Amendment No. 6

                             ----------------------

                         NEWTEK BUSINESS SERVICES, INC.
             (Exact name of registrant as specified in its charter)

               NEW YORK                                     11-3504638
   (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                      Identification No.)

                             ----------------------

                           100 QUENTIN ROOSEVELT BLVD.
                                    SUITE 408
                           GARDEN CITY, NEW YORK 11530
                                 (516) 390-2260
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             ----------------------

                                  BARRY SLOANE
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                         NEWTEK BUSINESS SERVICES, INC.
                         462 SEVENTH AVENUE, 14TH FLOOR
                            NEW YORK, NEW YORK 10018
                                 (212) 356-9500
            (Name, address, including zip code, and telephone number,
              including area code, of agent for service of process)

                                   Copies To:
                              MATTHEW G. ASH, ESQ.
                                 COZEN O'CONNOR
                                1667 K STREET, NW
                               WASHINGTON, DC 2006
                             (202) 912-4800 (PHONE)
                              (202) 912-4830 (FAX)

                             ----------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                             ----------------------

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

================================================================================

The registrant hereby amends this registration statement on such date or dates as maybe necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall there after become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                                1,517,168 SHARES

                         NEWTEK BUSINESS SERVICES, INC.

                                  COMMON STOCK

                             ----------------------

      This prospectus relates to the offering of 1,517,168 shares of our common stock, par value $0.02 per share. These shares may be sold from time to time by our current stockholders, who acquired these shares from us through private transactions.

      The selling stockholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares.

      Our common stock is traded on The Nasdaq Stock Marketunder the symbol "NKBS". On January___, 2004, the last reported sale price of our common stock was $______ per share.

                             ----------------------

      BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 4.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is January __, 2004.

                             ----------------------

                                TABLE OF CONTENTS

                                                                            Page

Prospectus Summary                                                             1
Risk Factors                                                                   4
Where You Can Find More Information; Incorporation by Reference                9
Special Note of Caution Regarding Forward-Looking Statements                  10
Plan of Distribution                                                          10
Selling Stockholders                                                          12
Use of Proceeds                                                               13
Business                                                                      13
Market Price and Dividend Information                                         21
Legal Matters                                                                 22
Experts                                                                       22

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                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully and you should consider the information set forth under "Risk Factors".

      Newtek Business Services, Inc., which changed its name from that of Newtek Capital, Inc. in November 2002 in order to emphasize its current business objectives, is engaged in the business of

      o owning, operating or coordinating 8 businesses lines which serve small businesses and

      o organizing certified capital companies ("capcos") and investing funds made available under the capco programs in small businesses including, those in which it holds an equity position.

      During 2002, direct business operations of its businesses resulted in revenue of approximately $4 Million or 12% of total revenue and the operation of the capcos resulted in non-cash revenues related to the capco tax credits of approximately $30 Million, or 88% of total revenue. The chart on the following page depicts how these revenues are generated. During the same period, Newtek realized net income (exclusive of extraordinary gains) of approximately $4.5 Million, substantially all of which is attributable to the non-cash income related to the capco programs.

      Business & Business Strategy. Newtek's strategy is to operate the capcos and utilize the funding resources available under the programs principally to develop businesses that emphasize serving other small businesses. The long term value to Newtek and its stockholders will ultimately be the degree to which management has been able to run these businesses in a profitable manner. During 2002 and 2003 Newtek has reduced the number of business lines that it is investing in and operating and currently Newtek is placing primary emphasis on 8 such lines.

      Newtek Small Business Finance -- small business loans available under programs of the United States Small Business Administration
      Newtek Merchant Solutions -- small business electronic payment processing
      Newtek Financial Information Services -- small business financial and management reporting and planning
      Newtek Business Exchange -- small business brokerage and M & A services Newtek Tax Services -- small business tax preparation services

      Secondary emphasis has been placed on the following:

      Newtek IT Services -- software development and systems integration for small business
      Newtek Securities -- small business capital formation assistance of a broker-dealer
      Newtek Strategies -- small business strategic marketing planning and advise

      Capco programs are enacted by states wishing to stimulate investment in small and new businesses in the state. Typically, a state will provide a 100 percent tax credit (in Louisiana, 110%) in exchange for a debt or equity investment by an insurance company into a capco. The capco is then obligated to invest the funds pursuant to the statutory requirements (i.e., size of business, location, number of employees, certain businesses are to be avoided, etc.) The states typically provide that the tax credits are, for a period of 3-5 years, subject to cancellation or recapture if the capco fails to meet the minimum investments required, typically 50 percent within 5 years. Thereafter, the investment obligations remain, but the tax credits are beyond loss to the investors. Newtek now owns and manages ten capcos (aggregate funds raised totaling approximately $169 million) and, to the extent consistent with the specific state statutory requirements, is able to use the funds available in the programs for debt and/or equity investments in small businesses which fit its investment criteria. Newtek has structured the capco obligations to the insurance company investors so as to provide interest payments largely through use of the tax credits by the insurance companies and arranged for principal repayment by either National Union Fire Insurance Company of Pittsburgh, Inc. or American International Specialty Lines Insurance Company, Inc., both triple-A rated insurance companies and subsidiaries of The American International Group, Inc. Typically, the cost of this insurance and the extinguishment of the repayment obligations is approximately 56% of the respective capco's initial cash. See "Business - Capco Insurance." On a cumulative basis, Newtek's capcos have received insurance company funds of $169.1 Million (representing an equal amount of tax credits), received other initial cash receipts of $33.8 Million from initial capital investments by Newtek and cash market price adjustments on the capco notes, paid $113.3 Million for capco insurance, had $69.9 Million in cash to begin operations in order to meet aggregate minimum investment requirements of $74.7 Million (without consideration of reinvestment of funds), and as of December 31, 2003 had yet to invest approximately $9.2 Million in order to satisfy all minimum investment requirements.

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

--------------------------------------------------------------------------------

      Because of the costs of organization and of the capco insurance, all of our capcos have begun operations with cash equal to approximately 45% of the amount of the minimum investment requirements. Newtek has supplemented this cash available for capco investments through borrowings from AI Credit, Inc., an affiliate of the capco insurer. In addition however, the capcos are able to receive returns of and on their debt and equity investments and then reinvest the funds with credit toward the minimum investment requirements. As of December 31, 2003, 7 of Newtek's 10 capcos have used this procedure to meet all minimum required investment benchmarks.

      In 2002 all of the consolidated companies that we invested in generated a net loss of $3.4 Million on revenues of $3.7 Million. In addition, Newtek recorded approximately $729,000 in equity in losses of affiliates and determined that an other than temporary impairment in value of $1.57 Million had been incurred for all other investments. See "Business" below and also the section of Newtek's Annual Report on Form 10-KSB "Principal Business Activities - Partner Companies" for a full description of the primary investments made by Newtek and its capcos and the results of their operations.

      Newtek and its capcos do not generate any revenue for goods or services from the companies in which it invests. The partner companies and others in which the capcos invest do provide services, and to a much lesser degree goods, to each other. However, the effect of such inter-company revenues and expenses are eliminated in consolidation of the financial results. The parent company, Newtek itself, generates most of its cash from statutorily fixed, annual management fees of 2.5% of certified capital. The services provided range from advice and assistance with strategic relationships to direct and daily involvement in policy making and management consulting with the companies.

      On August 7, 2003, Newtek's Florida capco completed an investment in Automated Merchant Services, Inc., a company engaged in the business of soliciting merchants and others for credit card processing services. The acquisition brings to Newtek's credit card processing business an additional 2,100 existing clients as well as 10 customer service representatives covering the Southern Florida market. In addition to gaining a significant foothold in the Florida small to medium -sized business market, Newtek will utilize this acquisition to cross-market other Newtek products and services including its small business lending service, outsourced bookkeeping service and tax and insurance services. Newtek plans on growing AMS beyond the Florida market and expanding its product base to include everything that Newtek's existing processing marketer, Newtek Merchant Solutions, offers.

RESALE REGISTRATION

      Newtek is registering these securities for resale by the selling stockholders and will receive no proceeds from their disposition. A substantial portion of the registered securities are subject to contractual restrictions on transfer for up to three years. See "Selling Stockholders."

HOW TO CONTACT US

      Our principal executive offices are located at 100 Quentin Roosevelt Boulevard, Garden City, New York and our telephone number is (516) 794-0100. We were incorporated in 1999 in New York.

--------------------------------------------------------------------------------

          NEWTEK GENERATES REVENUE THROUGH THE OPERATION OF CAPCO'S AND
            THROUGH EARNINGS AND RETURNS ON THE INVESTMENTS IT MAKES

-------------------------------------      -------------------------------------
   STATES ADOPT CAPCO PROGRAMS TO           FUNDS REMAINING AFTER PAYMENT FOR
   FOSTER JOB & SMALL BUSINESSES           CREDIT ENHANCEMENT PLUS OTHER FUNDS
GROWTH; INSURANCE COMPANIES GET TAX     |-> RAISED OUTSIDE CAPCO PROGRAMS ARE
        CREDITS FOR FUNDING             |       INVESTED: $63.6 MILLION IN
-------------------------------------   |   BUSINESSES THRU DECEMBER 31, 2002
                 |                      |  -------------------------------------
                 |                      |                   |
                 V                      |                   |
-------------------------------------   |                   V
 NEWTEK HAS ORGANIZED AND INVESTED      |  -------------------------------------
 $3,778,000 IN SEED CAPITAL FOR TEN     |  $43.7 MILLION INVESTED IN COMPANIES
               CAPCOS                   |    WHERE NEWTEK TAKES A VERY ACTIVE
-------------------------------------   |     PARTICIPATION IN OWNERSHIP AND
                 |                      |     MANAGEMENT INCLUDING COST-FREE
                 |                      |     LICENSING OF NEWTEK BRAND NAME
                 V                      |  -------------------------------------
-------------------------------------   |                   |
NEWTEK'S CAPCOS HAVE BORROWED ABOUT     |                   |
    $165 MILLION FROM INSURANCE         |                   V
 COMPANIES THROUGH 2002; INSURANCE      ^  -------------------------------------
COMPANIES TREAT RECEIPT OF STATE TAX    |  INVESTMENTS ARE PRINCIPALLY DIRECTED
     CREDITS AS INTEREST INCOME         |    AT PROVIDING SERVICES NEEDED BY
-------------------------------------   |  OTHER SMALL BUSINESSES AND WHICH CAN
                 |                      |      BENEFIT FROM CROSS MARKETING
                 |                      |  -------------------------------------
                 V                      |                   |
-------------------------------------   |                   |
ABOUT HALF OF AVAILABLE CASH USED TO    |                   V
   PURCHASE CREDIT EXTINGUISHMENT       |  -------------------------------------
    (REPAYMENT OF PRINCIPAL) AND    <---|  A SMALLER PORTION OF INVESTMENTS ARE
ENHANCEMENT (PAYMENTS IF TAX CREDITS         VENTURE CAPITAL-TYPE OR PASSIVE
             ARE LOST)                      INVESTMENTS, BOTH DEBT AND EQUITY
-------------------------------------      -------------------------------------
                | |                                         | |
                | |                                         | |
                 V                                           V
--------------------------------------------------------------------------------
VESTING OF TAX CREDITS BY CAPCOS            RETURNS FROM INVESTMENTS PRODUCE
RESULTS IN RECOGNITION OF REVENUE;          REVENUE FOR NEWTEK; IN 2002 THIS
IN 2002 THIS RESULTED IN $30                RESULTED IN $4 MILLION, OR 12% OF
MILLION, OR 88% OF NEWTEK'S GROSS           GROSS REVENUE.
REVENUE.
--------------------------------------------------------------------------------

                                  RISK FACTORS

      In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating an investment in the shares of our common stock.

Risks Relating to Us:

This section describes risks relating to us and our business operations. Other material risks relating to investments and our major investments, or partner companies, are more fully described below under "Risks Relating to our Partner Companies".

Newtek's business focuses on the acquisition and development of, and investment in, small businesses which have a high rate of failure and may take some time to become profitable, and may never become profitable.

      Newtek has a major focus on the acquisition of and investment in small businesses with the objective of developing a network of successful and profitable businesses, most of which will serve the small business market generally. Such small businesses have an historically higher rate of failure than larger businesses and many, if not failing, will have only limited profitability. Moreover, profit generated by any of our investments could be offset by losses generated by others. The profitability of Newtek resulting from the operations of its investments in small businesses may be delayed for the foreseeable future.

      For example, Newtek's consolidated subsidiaries experienced aggregate net losses of approximately $3,420,000 during the year ended December 31, 2002 and a net loss of approximately $1,889,000 for the year ended December 31, 2001; Newtek recorded net losses from equity method investees of approximately $729,000 and $4,401,000 in the years ended December 31, 2002 and 2001, respectively. In addition, during 2002 Newtek wrote off $1,574,000 of investments in small businesses, compared to $372,000 in 2001, representing management's best estimate as to the amount of the other than temporary decline in the value of the investments.

      Each of our major investments and partner companies may be impacted by a variety of adverse economic, governmental, industrial and internal company factors unique to that business and outside our control. If our investments and partner companies do not succeed in overcoming these adverse factors, the value of our assets and the price of our stock would fall.

Because our capcos are subject to minimum investment and other requirements under state law, a failure of any of them to meet these requirements could subject the capco and our stockholders to the loss of one or more capcos and would preclude participation in future capco programs.

      Involuntary decertification of all or substantially all of our capcos would result in material loss to Newtek and its stockholders. In general, capcos issue debt and equity instruments, generally warrants, to insurance company investors and the capcos then acquire interests in companies in accordance with applicable state statutes. In return, the states issue tax credits to the capcos, which are available to and used by the insurance company investors to reduce their state tax liabilities. In order to maintain its status as a capco and to avoid the recapture of the tax credits granted, each capco must meet a number of state requirements. A key requirement in order to continue capco certification is that a capco must comply with minimum investment schedules that benchmark both the timing and type of required investments. A final involuntary loss of capco status, that is, decertification as a capco, will result in loss of the tax credits for us and our insurance company investors; it would also enable the capco insurer, which has the obligation to make compensatory payments to offset the lost tax credits, to take control of one or more capcos and manage or liquidate the capco investments to offset its losses. This would deprive Newtek of the value of the investments and make participation in future capco progams highly unlikely. See "Certified Capital Companies - capcos - Newtek's Record of Compliance" for details on the manner in which Newtek's capcos have met all applicable investment schedules in advance of the statutory deadlines.

The ability of Newtek's capcos to meet minimum investment requirements is materially and adversely effected by the cost of the capco insurance.

      Each of Newtek's capcos, following their organization and payment for capco insurance, begin operations with cash approximately equal to 45% of "certified capital," the amount on which the minimum investment requirement is based. In order to avoid decertification, and remain in compliance with applicable rules, each capco must invest an amount at least equal to 50% of certified capital in qualified investments. The capcos receive full credit in the minimum investment calculation for the reinvestment of funds returned to the capco by the repayment, sale or liquidation of investments, but the use of over one-half of the initial funds available for capco insurance makes compliance with this requirement more difficult. As of June 30, 2003, five of Newtek's ten capcos have met the minimum investment requirements, however, five remain to do so, having to invest $14.3 million in the aggregate. Failure to do so within the prescribed time frams would lead to decertification of a capco.

The capco programs and the tax credits they provide are created by state legislation; such laws are subject to possible action to repeal or retroactively revise the programs for political, economic or other reasons. Such an attempted repeal would create substantial difficulty for the capco programs and could, if ultimately successful, cause material financial harm to Newtek.

      The tax credits associated with the capco programs and provided to Newtek's capco investors are to be utilized by the investors over eight or ten years. Much can change during such a period and it is possible that one or more states may attempt to revise or eliminate the tax credits for one reason or another. Newtek views such an action as unlikely and probably unconstitutional in the jurisdictions in which it operates capcos. Nonetheless, if such a repeal is successful, the repeal could have a material adverse economic on Newtek, either directly or as a result of the actions of the capco's insurer's actions. During 2002 a single legislator in Louisiana did introduce such a proposed bill, on which no action was taken, nor is Newtek aware of any other such legislative proposals prior to or since then with respect to existing, final programs. Newtek operates three capco funds, representing tax credits of $29.4 Million in total, and is currently marketing a fourth under the Louisiana capco program.

Losses by the capcos due to investments in riskier early-stage, start up and potentially high growth businesses could make it significantly more difficult for the capcos to meet minimum state statutory investment benchmarks and thus subject the capcos to decertification as a capco and further financial loss.

      In accordance with our investment objectives, Newtek and the capcos will acquire interests in early-stage companies which are riskier than some other investments. If significant losses occur due to these investments, one or more of the capcos could find that it has diminished resources with which to meet applicable minimum investment benchmarks. If we fail to meet minimum investment benchmarks it is likely that the capco's certified status would be withdrawn and our stockholders would experience significant losses. Decertification could require that the capco make compensatory payments to its investors or suffer the assumption of control of the capco by the capco's financial insurer.

In the event of a threat of decertification by a state, the capco financial insurer is authorized (absent appropriate corrective action by the capco) to assume up to complete control of a capco which would likely result in financial loss to the capco and possibly us and our stockholders.

      Under the terms of insurance policies purchased by all but one of the capcos for the benefit of the investors, the capco insurer is authorized, in the event of a threat of decertification by a state, and absent appropriate corrective action by the capco, to assume up to complete control of a capco so as to avoid final decertification and compensatory interest payments. While avoiding final decertification, control by the insurer would result in significant disruption of the capco's business and likely result in financial loss to the capco and possibly us and our stockholders.

We must rely on the capco programs for funding our investments.

      Our ability to invest in or acquire partner companies has in the past and is expected to be in the future limited to investments permissible to the various capcos. This limitation may require us to forego attractive or desirable investments, which could adversely affect or prevent implementation of our business strategy. In the programs under which the capcos operate, investments by a capco may only be made in the state in which the particular capco operates and the target company must meet certain requirements as to size, employment of state residents and possible relocation.

In the absence of the adoption of new capco programs, we will be unable to derive any new income from tax credits, which to date represents substantially all of our income.

      Virtually all of our income for each of the years since inception in 1998 was derived from the recognition of income related to tax credits available under current certified capital company programs. We will recognize additional income related to tax credits from the current capco programs over the next four to ten years. Thereafter, unless additional capco programs are adopted and we are able to participate in them, we will derive no income from additional capco programs. The adoption of new state capco programs could be materially and adversely affected by the continuation of adverse economic conditions or a change in the political acceptability of economice development or capco programs.

Our method of recognition of income derived from the capco tax credits causes most or all such income to be received in the first five (5) years of the programs. In the absence of income from Newtek's investments or other sources, Newtek would sustain material losses in later years.

      In all capco programs we recognize the majority of our income from the tax credits in the early years of the programs because income recognition is tied to the schedule by which the tax credits become irrevocable and beyond recapture (approximately 5 years) For example, we recognize the majority of our income from ten year capco programs in the first 5 years. In the absence of income from other sources, such as our investments in small businesses and partner companies, we would likely sustain material losses. Although we will not be recognizing significant tax credit income in the latter part of the program, we will continue to incur costs for the administration of the capcos. Currently five of Newtek's capcos have been in operation for three or four years, four have been in operation for one or two years, and two more are expected to begin operations in 2004. In the absence of our participation in new capco programs, income from tax credits will remain stagnant or decrease as the capcos reach maturity beginning in 2008.

Because our business strategy requires partner companies to share relevant information which may be confidential, we and competing partner companies may be unable to benefit from the sharing of relevant information, and our business strategy may be negatively affected.

      Our business strategy depends in part on our ability to share relevant information within our network of partner companies, while at the same time maintaining appropriate confidentiality. There could arise a situation where we compete with some of our partner companies or some of our partner companies compete with each other. If competition develops among our partner companies, we and our partners may be unable to benefit fully from the sharing of information. If we cannot convince partner companies of the value of this business model, our ability to attract new companies may be adversely affected, and our strategy of building a collaborative network may not succeed.

Because we depend on our ability and the ability of our partner companies to attract and retain key personnel, any loss of, or inability to attract these personnel could adversely affect us. This is particularly true for small businesses such as our partner companies and other investments.

      Our success depends upon the ability of our partner companies and other investments to attract and retain qualified personnel and our ability to supplement those capabilities with our senior management personnel.. Competition for qualified employees is intense. If we or our partner companies lose the services of key personnel or officers, or are unable to attract additional qualified personnel, the business, financial condition, results of operations and cash flows of us or one or more of our partner companies, could be materially adversely affected. It can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out our strategy. We have employment agreements only with Messrs. Sloane, Wasserman and Rubin, and we do not currently maintain key-man life insurance policies on any of these individuals.

Because expenses are expected to increase as we build an infrastructure and implement our business strategy, we may incur additional losses in the future.

      Because our expenses are expected to increase as we build an infrastructure and implement our business strategy, we will likely incur significant additional losses in the near future. We expect the additional expenses to result primarily from our plans to:

o     expand existing systems;
o     broaden partner company support capabilities;
o     continue to explore acquisition opportunities and alliances; and
o     facilitate business arrangements among partner companies.

If we are deemed to be an investment company under the Investment Company Act of 1940, we will not be able to execute successfully our business strategy.

      There is a risk that the Securities and Exchange Commission or a court might conclude that we fall within the definition of investment company, and unless an exclusion were available, we would be required to register under the Investment Company Act of 1940. Compliance with the Investment Company Act, as a registered investment company, would cause us to alter significantly our business strategy, impair our ability to operate as planned and seriously harm our business. If we fail to comply with the requirements of this Act, we would be prohibited from engaging in business or selling securities, and could be subject to civil and criminal actions for doing so. In addition, our contracts would be voidable and a court could appoint a receiver to take control of and liquidate our business. However, registration under the Investment Company Act would make us subject to the significant operations which are inconsistent with our strategy of participating in the management and development of partner companies.

      The SEC has adopted Rule 3a-1 that provides an exclusion from registration as an investment company if a company meets both an asset and an income test and is not otherwise primarily engaged in an investment company business by, among other things, holding itself out to the public as such or by taking controlling interests in companies with a view to realizing profits through subsequent sales of these interests. A company satisfies the asset test of Rule 3a-1 if it has no more than 45% of the value of its total assets (adjusted to exclude U.S. Government securities and cash) in the form of securities other than interests in majority-owned subsidiaries and companies which it primarily and actively controls. A company satisfies the income test of Rule 3a-1 if it has derived no more than 45% of its net income for its last four fiscal quarters combined from securities other than interests in majority owned subsidiaries and primarily and actively controlled companies.

If to avoid registration under the Investment Company Act we are forced to sell, buy or retain certain assets that we would not otherwise sell, buy or retain, the successful execution of our business strategy may be delayed or prevented and the strength of our collaborative network could be adversely affected.

      To avoid registration under the Investment Company Act, we may need to sell assets which we would otherwise want to retain and may be unable to sell assets which we would otherwise want to sell. If we were forced to sell assets, we may not receive maximum value for our interest. If we were forced to acquire additional, or to retain existing, income-generating or loss-generating assets which we would not otherwise have acquired or retained, we may need to forego opportunities to acquire interests in attractive companies that would benefit our business. If we were forced to sell, buy or retain assets in this manner, we may be prevented from successfully executing our current business strategy and the strength of our collaborative network could be adversely affected.

      Our ability to sell partner company interests to generate income or to avoid regulation under the Investment Company Act may be limited especially where there is no public market for a partner company's stock. Market, regulatory, contractual and other conditions largely beyond our control will affect:

      o     our ability to sell our interests in partner companies;
      o     the timing of these sales; and
      o     the amount of proceeds from these sales.

      If we divest all or part of our interest in a partner company, we may not receive maximum value for that interest, and we may sell the interest for less than the amount we paid to acquire it or at less than its maximum value. Even if a partner company has publicly-traded stock, we may be unable to sell our interest in that company at then-quoted market prices. In addition, we may be required to buy assets in order to avoid excessive income from non-controlled businesses, or we may be required to ensure that we retain a more than 25% ownership interest in a partner company after an equity offering.

Newtek is the sole sponsor and operator of capcos that is a "public" company and where the capco program constitutes a material part of its business. As such, there are no other companies against which investors may compare Newtek's capco business, operations, results of operations and financial and accounting structures.

In the absence of any meaningful peer group comparisons for Newtek's capco business, individual investors as well as institutional investors may have a harder time understanding and judging the strength of Newtek's business and this, in turn, may have a depressing effect on the value of Newtek's stock.

Risks Relating to our Partner Companies

If Newtek and its partner companies are unable to obtain the resources required by the partner companies for their growth and development, the partner companies will be highly susceptible to failure, which would directly affect our profitability and value.

      If Newtek and its partner companies are unable to obtain the resources the partner companies require for their growth and development, the partner companies will be highly susceptible to failure, which would directly affect our profitability and value. Early-stage businesses often fail due to their limited material and human resources. The success of our business model is dependent upon the ability of the partner companies, with assistance from us, to arrange for the managerial, capital and other resources which they usually require in order to become and remain profitable.

We may require additional capital beyond the capco programs, which may not be available on satisfactory terms, or at all.

      To the extent permissible under applicable state laws, we intend to utilize the capco programs to fund the growth and operations of our partner companies. If these funds are not available or are available but not sufficient, Newtek or its partner companies will have to access the private or public capital markets from which they may be excluded. In recent months, the capital markets generally have weakened and may remain so for an extended period of time. If access to these markets is not available or is available but on unacceptable terms, Newtek and its partner companies may lack the funds necessary to expand their operations, become profitable or execute their business strategy. The inability to raise funds in the capital markets may result in a material loss to us and our partner companies.

To the extent that our partner companies grow rapidly, and as we acquire more and larger interests in partner companies, the resources we allocate to assist our partner companies may become strained.

      We have made a number of strategic acquisitions, and we intend to continue to make acquisitions in furtherance of our business plan. We may not, however, be able to identify or complete acquisitions that we believe will achieve these goals at prices that we deem acceptable. Additionally, each acquisition involves a number of risks. These risks include:

      o the diversion of our management's attention to the assimilation and ongoing assistance with the operations and personnel of the acquired business, which could strain the management resources we have available;

      o the potential for our partner companies to grow rapidly and adversely effect our ability to assist our partner companies as intended;

      o     possible adverse effects on our results of operations; and

      o possible inability by us to achieve the intended objective of the acquisition.

         Any strain on our ability to assist our partner companies as intended or to successfully acquire and integrate businesses under our business plan would likely have a negative impact on our operations.

                      WHERE YOU CAN FIND MORE INFORMATION;
                           INCORPORATION BY REFERENCE

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our file number under the Securities Exchange Act is 1-16123. You may read and copy, upon payment of a fee set by the SEC, any document that we file with the SEC at its public reference rooms in Washington, D.C. (450 Fifth Street, N.W., 20549) and Chicago, Illinois (Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, 60661). You may also call the SEC at 1-800-432-0330 for more information on the public reference rooms. Our filings are also available to the public on the Internet, through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with them. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing this information. All information incorporated by reference is part of this prospectus, unless that information is updated and superseded by the information contained in this prospectus or by any information filed subsequently that is incorporated by reference or by any prospectus supplement. Any prospectus supplement or any information that we subsequently file with the SEC that is incorporated by reference will automatically supersede any prior information that is part of this prospectus or any prior prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering:

      o Current Report on Form 8-K filed on January 15, 2003 and amended on March 17, 2003.

      o Annual Report on Form 10-KSB for the year ended December 31, 2002, filed March 31, 2003.

      o     Proxy Statement filed April 30, 2003.

      o Quarterly Report on Form 10-QSB for the nine months ended September 30, 2003.

      o the description of our Common Stock contained in our Registration Statement on Form 8-A, filed September 18, 2000, which registered our common stock under Section 12(b) of the Securities Exchange Act of 1934.

      This prospectus is part of a Registration Statement on Form S-3 we have filed with the SEC relating to our common stock registered under the Securities Act of 1933. As permitted by SEC rules, this prospectus does not contain all of the information contained in the Registration Statement and accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our common stock. The registration statement, exhibits and schedules are also available at the SEC's public reference rooms or through its EDGAR database on the internet.

      You may obtain a copy of these filings at no cost by writing to us at Newtek Business Services, Inc., 100 Quentin Roosevelt Boulevard, Suite 408, Garden City, New York, Attention: Ellen Merryman, or by telephoning us at (516) 794-0100. In order to obtain timely delivery, you must request the information no later than five business days prior to the date you decide to invest in our common stock.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

                        SPECIAL NOTE OF CAUTION REGARDING
                           FORWARD-LOOKING STATEMENTS

      Certain statements contained in (i) this prospectus, (ii) any applicable prospectus supplement and (iii) the documents incorporated by reference into this prospectus, may constitute "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are based on our management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

      o The performance of our partner companies, aspects of which are outside our control.

      o Losses by the capcos due to investments in riskier early-stage and start up businesses could make it significantly more difficult for the capcos to meet minimum state statutory investment benchmarks and thus subject the capcos to decertification and further financial loss.

      o The degree and nature of our competition and that of our partner companies.

      o The lack of widespread acceptance of the commercial use of the Internet, which may be material to one or more of our partner companies.

      o Our ability, and that of our partner companies, to attract and retain key managerial and technical personnel.

      o Changes in government regulation of our business and those of our partner companies.

      When used in our documents or oral presentations, the words "anticipate", "estimate", "expect", "objective", "projection", "forecast", "goal", or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

                              PLAN OF DISTRIBUTION

      We are registering all 1,517,618 shares on behalf of the selling stockholders. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from the named selling stockholders as a gift or other non-sale-related transfer after the date of this prospectus may sell the shares from time to time. The selling stockholders may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. Our common stock may be sold by the selling stockholders in one or more of, or a combination of, the following transactions:

      o a block trade in which the broker-dealer so engaged will attempt to sell our common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction,

      o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

      o an exchange distribution in accordance with the rules of such exchange,

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

      o     in privately negotiated transactions.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

      The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of our common stock or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver our common stock to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of our common stock. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell our common stock so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of our common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with our common stock. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by it and any profit on the resale of our common stock purchased by it may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because a selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

      Our common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of our common stock may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of our common stock.

      We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

      o the name of such selling stockholder(s) and of the participating broker-dealer(s),

      o     the number of shares involved,

      o     the price at which such shares were sold,

      o the commissions paid or discounts or concessions allowed to such broker-dealer(s), if any,

      o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

      o     other facts material to the transaction.

      We will bear all costs, expenses and fees in connection with the registration of our common stock. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

                              SELLING STOCKHOLDERS

      The following table sets forth the name of the selling stockholders, the number of shares owned by the selling stockholders as of June 10, 2003, and the number of shares of our common stock expected to be owned by selling stockholders after this offering is completed. The number of shares in the column "Number of Shares Being Offered" represents all of the shares the selling stockholders may offer under this prospectus. We do not know how many shares or how long the selling stockholders may continue to offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares, except as indicated below. The shares being offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                    Shares Beneficially
                                          Owned                                  Shares Beneficially
                                    Prior to Offering                           Owned After Offering**
      Name of                      --------------------    Number of Shares    ------------------------
   Stockholders                      Number     Percent     Being Offered       Number          Percent
-------------------------------------------------------------------------------------------------------
National Union Fire Ins. Co.        621,333        2.4        597,333**         24,000              *
of Pittsburgh, Pa
American Int. Speciality            378,000        1.5        378,000**              0              0
Lines Ins. Co.
First SunAmerica Life                34,000        *           34,000**              0              0
Insurance Co.
Northwestern Mutual Life             53,959        *           53,959**              0              0
Insurance Co.
American Family Mutual               53,723        *           53,723**              0              0
Insurance Co.
Massachusetts Mutual                212,449        *          192,449**         20,000              *
Insurance Co.
Pacific Life Ins. Co.                52,444        *           52,444**              0              0
Principal Life Ins. Co.             149,909        *          149,909**              0              0
Craig A. C. Reynolds                 26,759        *            5,351           21,408              *

----------
*     Less than 1 percent.
** A substantial portion of these shares (1,160,484 shares, or 76.5 percent) are subject to contractual restrictions on transfer, one third for each of one, two or three years.

                                 USE OF PROCEEDS

      Newtek Business Services, Inc. will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                                    BUSINESS

      Newtek's business originated in 1998 and initially focused exclusively on developing income opportunities related to the capco programs. Through December 2003, it has established and/or manages 10 capcos or capco funds and provided the initial required capitalization for them of approximately $3.8 Million. An additional capco in Alabama is scheduled for funding in January 2004. Conceived as venture capital funds, it has become very apparent both to Newtek and state governments, that additional funds through the capco programs are only one element of successful business strategies for new and growing small businesses. After its first year of operations, Newtek determined that it would take a "hands-on" approach to its investments and provide the other elements necessary for the businesses to survive and succeed. Through 2001, 2002 and 2003, this trend to greater participation in the businesses in which it has invested has led Newtek to the determination to focus on the types of businesses in which it will primarily (but not exclusively) invest, as described above, and to take a very active role in the management of these businesses. Newtek has been able to manage its participation in the capco programs in a manner which enables it to take advantage of the funds in the programs to support its development of principally partner companies while at the same time conforming to the spirit and legal requirements of the capco programs to create new businesses and the jobs and economic growth that accompany that growth. (See: "Certified Capital Companies - capcos - The Role of Capcos in Newtek's Business Strategy.")

      Newtek continues to distinguish between its partner companies (those where it takes a greater role in ownership and management) and the other investments (those where it has a lesser role, or lesser equity or only a loan to the business). Marketing strategies have been developed during 2002 and 2003 to enable the partner companies, operating in different markets and with overlapping but not identical ownership and management, to benefit from the unified market presence as a NEWTEK-branded business service or financial product.

      At the beginning of 2002 Newtek completed the acquisition of a company that manages an operating capco in New York and organized and marketed the notes of its ninth and tenth capcos under new legislation in Colorado and Louisiana.* The New York entity manages a capco in which it owns a minority interest and which operates out of offices in Albany and Syracuse, New York. The net current asset value of Exponential is small but Newtek believes that the increased presence in the up-state New York region will be beneficial to its overall business.

      Subsequent to a capco investment made in September 2002 in a partner company, SBA, Inc., in December Newtek added its own non-cash resources to those of SBA, Inc. and facilitated the acquisition of Commercial Capital Corporation, one of only 14 licensees of the US Small Business Administration permitted to originate SBA guaranteed loans nationwide. This company had made approximately $370 Million in such loans since its inception in 1994, and held a current loan servicing portfolio of approximately $196 Million including loans serviced for others of $141 Million. Newtek has licensed the use of the "Newtek" brand name at no cost and the acquired company now operates as "Newtek Small Business Finance." In conjunction with Newtek's participation in the acquisition, and its corporate guaranty, the principal warehouse lender for Commercial Capital, a Deutsche Bank affiliate, agreed to renew its $75 Million revolving credit facility and agreed to exchange $1.5 million of borrowings for $1.5 Million in preferred stock in the lender. In addition, in January 2003, Newtek was instrumental in arranging for the strategic investment in Newtek Small Business Finance by an affiliate of Credit Suisse First Boston Corporation of an additional $2 Million. Newtek completed the transaction with an 80% ownership of the lender and its holding company (SBA, Inc.), of which 60% is held directly and 20% is held by the capco. Newtek received no other consideration from any party in this transaction. This addition to the business of Newtek will greatly supplement the services which Newtek can provide to the small business market.

----------
* In Louisiana, due to the structure of the capco legislation, Newtek has one capco which operates three separate funds. Because the funds are organized and funded separately, Newtek considers them and here refers to them as three separate capcos.

      In 2002 all of the consolidated companies that Newtek's capcos invested in generated a net loss of $3.4 Million on revenues of $3.7 Million. During the year 2002, Newtek's capcos invested an aggregate of $16.2 Million and determined that investments totalling $1.57 Million had incurred an other than temporary impairment in value; since inception, Newtek's capcos have invested an aggregate of $63.6 Million against which $3.14 has been determined to be impaired. During the first nine months of 2003 Newtek invested an additional approximately $9.9 Million and determined the existence of apporximately $2.0 Million in other than temporary impairments in its investments. During the same period, Newtek made no equity method investment and experienced no losses from previous equity method investments.

      Newtek and its capcos do not generate any revenue for goods or services from the companies in which it invests. The partner companies and others in which the capcos invest do provide services, and to a much lesser degree goods, to each other. However, the effect of such inter-company revenues and expenses are eliminated in consolidation of the financial results. The parent company, Newtek itself, generates most of its cash (not income) from annual management fees of 2.5% of certified capital of each capco, as fixed by the capco statutes. This pays for all supportive services generally provided by Newtek to its partner and other investee companies. The services range from advice and assistance with strategic relationships to direct and daily involvement in policy making and management consulting with the companies.

      We discuss below the requirements of the capco programs, the way in which we use the capco insurance to attract investors and the cost of that insurance. Because of this arrangement, in all of the capcos we have organized, after payment of the organizational costs and the capco insurance premium, we always have remaining cash equal to approximately 45% of the amount initially raised. The critical feature of all capco programs is that a minimum of 50% of initial investment in the capcos must be placed in qualified business investments within a specified time, usually 5 years. As each capco receives repayment of debt plus interest, as well as receives return of and on equity investments, it is able to reinvest the funds in other qualified businesses (which may be its partner companies or others). It is through this "investment-return-and-reinvestment" process that Newtek's capcos are able to meet the minimum investment requirements of the capco programs. In 2002 Newtek's capcos received repayment or returnsof $14,945,000 and in the first nine months of 2003 they received approximately $4.7 Million. These funds supplemented the funds available for meeting minimum investment requirements.

Certified Capital Companies - capcos

      Overview. A capco is either a corporation or a limited liability company, established in and chartered by one of the six states currently with authorizing legislation (Florida, Louisiana, Missouri, Colorado, New York and Wisconsin). Aside from seed capital provided by an organizer such as Newtek, usually $500,000 per capco, a capco will issue debt and equity instruments exclusively to insurance companies, and the capcos then are authorized under the respective state statutes to make targeted acquisitions of interests in companies which may be majority-owned or primarily controlled by the capcos after the acquisition is consummated, and which may or may not be in conjunction with loans to such companies. In most cases, the tax credits provided by the states are equal to the amount of investment by the insurance companies in the securities of the capcos, which can be utilized by them over no less than ten years, or approximately 10% per year. These credits are unaffected by the returns or lack of returns on investments made by the capcos.

      The Role of Capcos in Newtek's Business Strategy. Management of Newtek has determined that the features of the capco programs facilitate the use of the capco funds in the support of its development as a holding company for a network of small business service providers. While observing all requirements of the capco programs, Newtek has simultaneously been able to use this funding source as a means to facilitate the growth of its businesses focused on providing goods and services to other small businesses.

      The authorizing statutes in each of the states in which Newtek's capcos operate explicitly allow and encourage the capcos to take equity interests, which in some cases may include majority or controlling interests, in companies. Consequently, Newtek may, consistent with its business objectives, acquire interests in companies through the use of the funds in its capcos and provide management and other services to these companies. The investments by the capcos create jobs and foster economic development consistent with the objectives of the programs as stated in most capco statutes. Furthermore, because Newtek's capcos have arranged for the repayment of the principal portion of their notes (by the AIG affiliate) and the interest payment of the notes is "paid" through the use of tax credits, Newtek's capcos are under no pressure to generate short-term profits and may invest for long-term profitability. All of Newtek's current majority-owned companies are less than three years old, some are less than one year old, and all but one have produced a loss for 2002. Because of the nature of the capco program, Newtek may accept the higher level of losses common to start up companies, as it has the ability to devote the time, attention and resources to these companies which they require to become successful.

      These capco programs are, in the view of Newtek's management, a complement to Newtek's long-term strategy of acquiring, developing and operating companies that provide business products and financial services to small businesses. Based upon the experience of its management, Newtek determined early in the operations of the capcos that the targeted new and small businesses required much more than just the funds available in the capcos. These businesses also require administrative, managerial, technical, legal and financial management assistance that Newtek provided in structuring and building the businesses. This hands-on management approach facilitates the general objectives of the capco programs of economic development, while at the same time permitting Newtek to develop its long-term investments.

      Management of Newtek believes that it has built upon the resources of the capco programs to enhance the development of small businesses by significantly more than investing or loaning capco funds to an entrepreneur. Passive investment may have worked often enough in the business climate of the 1990's, but businesses today, particularly small businesses, require much more than funds to succeed. In order to make the capco investments successful, and thus to fulfill the public policy objectives of the capco programs, Newtek has attempted to take the next step with the active addition of management resources, technical and professional expertise and non-capco funds. This has included during 2002 the development of the zero-cost "NEWTEK" branding for the partner companies, as well as the material and significant assistance that Newtek provided to its partner company, Newtek Small Business Finance, in the negotiation of an extension of a $75 Million credit line, which included an $3 Million debt forgiveness and conversion of $1.5 Million into preferred stock of the partner company. This was followed by the subsequent sale in January 2003 by the partner company of $2 Million in preferred stock to a unit of Credit Suisse First Boston Corporation in conjunction with a referral agreement for lending business. These are good examples of the other types of possible benefits available to the partner companies by association with a larger business such as Newtek.

      The Capco Programs; Tax Credits. The recognition of revenue by the capcos organized by Newtek at present represents the largest single source of revenue to Newtek, or approximately 88% of gross revenue in 2002. Such revenue has been the principal contribution to Newtek's net income in 2002 and 2001.

      In return for the capcos making investments in the targeted companies, the states provide tax credits that are available for use by insurance companies that provide the funds to the capcos. In order to maintain its status as a capco, and to avoid recapture or forfeiture of the tax credits, each capco must meet a number of specific investment requirements, including a minimum investment schedule. A final loss of capco status, that is decertification as a capco, could result in loss or possible recapture of the tax credit. Newtek's capcos have agreed with their funding insurance companies to provide, in the event of decertification, payments by the capco or, as described below, by the capco insurer to the insurance companies in the nature of compensatory payments, to replace the lost tax credits.

      Investment Requirements. Each of the state capco programs has a requirement that a capco, in order to maintain its certified status, must meet certain investment requirements, both qualitative and quantitative benchmarks.

      Quantitative Requirements: For example in the state of New York, a capco must invest at least 25% of its "certified capital" (the amount of the original funding of the capco by the insurance companies) by 24 months from the initial investment date, 40% by 36 months and 50% by 48 months. The minimum investment requirements and time periods, along with the related tax credit recapture requirements are set out in detail below. See, also, Management's Discussion and Analysis -Income from Tax Credits and Note 1 of Notes to Consolidated Financial Statements - Revenue Recognition contained in the December 31, 2002 Form 10-KSB. The minimum requirements are calculated on a cumulative basis and allow the capcos to receive a return of an investment and re-invest the funds for full additional credit towards the minimum requirements.

      Qualitative Requirements: These include limitations on the initial size of the recipients of the capco funds, including the number of their employees, the location within the respective state of the recipients and the recipients' commitment to remain therein for a specified period of time, the types of business conducted by the recipients, and the terms of the investments in the recipients. Most significant for Newtek's business is the fact that the capco programs generally do not pose any obstacle to investments in qualified businesses which result in significant, majority or, in some cases, controlling ownership positions. This enables Newtek to achieve both public policy objectives of the capco programs, of increasing the number of small businesses and job opportunities in the state, as well as its own objectives of developing a number of small business service companies which may become profitable and return a meaningful return both to Newtek's stockholders and to the local participants in the businesses. In addition, because the businesses that Newtek is building themselves provide needed, and in management's judgment cost effective, goods and services to other small businesses, the growth of this important segment of a state's economy may be accelerated.

      Enforcement of Requirements: The various states, which administer these programs through their insurance, banking or commerce departments, conduct periodic reviews and on site examinations of the capcos in order to verify that the capcos have met applicable investment requirements and are otherwise acting in conformance with the statutes and rules. Capcos are required to maintain detailed records so as to demonstrate to state examiners compliance with all applicable requirements. A failure of a capco to meet one of the statutory minimum quantitative investment benchmarks within the time specified would constitute grounds for the loss of the capco's status, or its decertification, and the loss and recapture of some or all of the tax credits previously passed through the capco to its investors. A decertification of one of Newtek's capcos would have a material adverse effect on the business of Newtek in that it would require the capco insurer to make compensatory payments equal to the lost tax credits and would permit the insurer to assume control over the assets of the capco in order to cover its losses. See, also, -- Government Regulation; State Capco Regulations, below.

      Newtek's Record of Compliance: As of the end of 2003, all of Newtek's capcos were in material compliance with all applicable requirements and 7of the 10 capcos had met their final, minimum 50 % thresholds. This achievement eliminates entirely the risk of decertification and tax credit recapture or loss for its insurance company investors in these capcos, and this represents approximately $124 Million of tax credits, or about 74.4 percent of the tax credits associated with all of Newtek's capcos.

      Capco Insurance: Credit Extinguishment & Credit Enhancement. Newtek has purchased insurance to cover the risks associated with the operation of its capcos from either American International Specialty Lines Insurance Company or National Union Fire Insurance Company of Pittsburgh, both subsidiaries of American International Group, Inc. (AIG), a well respected international insurer. Both of the AIG subsidiaries providing the capco insurance are rated AAA as to financial strength by Standard & Poor's Rating Service. Under the terms of this insurance, which is for the benefit of the insurance company investors, the capco insurer assumes the obligation to repay the insurance companies the principal amount of their debt (the extinguishment) as well as to make compensatory payments in the event of a loss of the availability of the related tax credits (the enhancement). In the event of a threat of or final decertification by a state, the capco insurer would be authorized to assume partial or complete control of the business of the particular capco so as to ensure compliance with investment or other requirements. This would likely avoid final decertification and the necessity of insurance or cash interest payments. However, control by the insurer would also result in significant disruption of the particular capco's business and likely result in significant financial loss to that capco. Decertification would also likely impair Newtek's ability to obtain certification for capcos in additional states as new legislation makes other opportunities available. The individual capcos are individually insured, and the assets of one are not at risk for the obligations of the others. AIG itself has not agreed to guarantee the obligations of its subsidiary insurers.

      In addition, Newtek's capcos have the ability to borrow additional funds, that is, to increase the amount of their uncertified capital, but Newtek has no need for or anticipation of utilizing this capacity. Such an increase in non-certified capital by a capco would have no effect on tax credit income or investment benchmarks for the capco. The additional funds could, however, be invested in qualified investments and speed the achievement of the benchmarks.

      In order to address this risk of decertification, which may generally be eliminated by meeting a 50% of capital investment threshold, Newtek's capcos have structured their investment program, consistent with safe and sound operations, so as to meet the investment benchmarks as early as possible. The table below presents the dates and amounts paid for the capco insurance related to the extinguishment: repayment of principal to the insurance company investors (Coverage A) and credit enhancement: the compensatory payments in the event of a loss of tax credits (Coverage B). The table below also presents the cash positions of each of Newtek's capcos at organization:

      o     initial cash receipts from insurance companies (Certified Capital),
      o     plus other cash receipts, consisting of
            o     initial seed money provided by Newtek: $3.8 Million and
            o premiums paid by investing insurance companies in excess of the face amount of the capco notes to adjust the instruments to the then current market values: $16 Million
      o     plus amounts financed for the payment of insurance premiums,
      o     less payments for capco insurance policies.

The result, Net Cash Available to Invest, demonstrates that in all cases except two, the amount of cash available for investment by the capcos exceeded by minimal amounts the minimum 50% investment benchmarks The final column demonstrates the aggregate of investments by each of the capcos and indicates the amount of minimum investment remaining to be made as of December 31, 2003. At that date 7 of the capcos had exceed the 50% minimum. The four other capcos had a total of $9,156,770 of remaining minimum investment yet to be satisfied. For additional information, please refer to the charts in Note 1 and Note 12 to the Financial Statements, at pages 55 and 77 respectively, and the related text.

------------------------------------------------------------------------------------------------------------------------------------
Capco & Year   Certified      (1) Other     AI Credit      Premium          Premium       Net Cash     50% Minimum         Minimum
                Capital       Cash          Borrowing     Coverage A       Coverage B   Available to    Investment      Remaining at
                              Proceeds                                                     Invest                          12/31/03
------------------------------------------------------------------------------------------------------------------------------------
1998
------------------------------------------------------------------------------------------------------------------------------------
WA (2)         $2,673,797     $ 500,000             --     $1,647,905        $157,694     $1,368,198     $1,336,899            None
------------------------------------------------------------------------------------------------------------------------------------
Expo (4)        2,673,797       500,000             --             --              --      2,900,000      1,336,899            None
------------------------------------------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------------------------------------------
WP (2)         37,384,028     2,446,773             --     23,127,927       3,998,948     12,703,926     18,692,011            None
------------------------------------------------------------------------------------------------------------------------------------
WLA(2) (3)     16,400,000     2,051,020     $2,000,000      9,175,844       2,193,741      9,081,435      8,200,000            None
------------------------------------------------------------------------------------------------------------------------------------
WI (2)         16,666,667     1,479,236      2,000,000      9,086,227       2,352,786      8,706,890      8,333,334            None
------------------------------------------------------------------------------------------------------------------------------------
2000
------------------------------------------------------------------------------------------------------------------------------------
WNYII (2)       6,807,866      1,380,000      1,500,000      5,019,803         504,745      4,163,318      3,403,933            None
------------------------------------------------------------------------------------------------------------------------------------
WA (2)          1,136,364        115,266             --        661,432         160,068        430,130        568,182            None
------------------------------------------------------------------------------------------------------------------------------------
WLPII (2) (3)   3,050,000      1,248,274        300,000      2,456,565         319,958      1,821,751      1,525,000            None
------------------------------------------------------------------------------------------------------------------------------------
WNYIII (2)     35,160,202      9,893,394      5,200,000     29,052,790       4,137,438     17,063,368     17,580,000            None
------------------------------------------------------------------------------------------------------------------------------------
Expo (4)        4,812,614             --             --             --              --      2,900,000      2,406,307          62,864
------------------------------------------------------------------------------------------------------------------------------------
2002
------------------------------------------------------------------------------------------------------------------------------------
Wcol           22,057,767       $661,733      2,000,000     11,654,021       3,604,978      9,460,501     11,028,884       4,693,906
------------------------------------------------------------------------------------------------------------------------------------
WLPIII          8,000,000             --      1,000,000      2,859,644       1,089,134      5,051,222      4,000,000       1,000,000
------------------------------------------------------------------------------------------------------------------------------------
2003
------------------------------------------------------------------------------------------------------------------------------------
WLPIV          $6,800,000        $95,200     $1,000,000     $2,676,722      $1,093,216     $4,125,262     $3,400,000      $3,400,000
------------------------------------------------------------------------------------------------------------------------------------
2004
------------------------------------------------------------------------------------------------------------------------------------
W Ala (5)
------------------------------------------------------------------------------------------------------------------------------------

----------
(1) Newtek has invested a minimum of $500,000 ($200,000 in Louisiana) in cash in six of the eight capcos it has organized; in Louisiana, the second and third capcos (investment pools) have been structured as permitted by the unique provisions of that state's statute to utilize the capital of the first Louisiana capco organized by Newtek to meet the initial capital requiements of the subsequent pools. "Other Cash Proceeds" consist of this initial funding by Newtek out of cash on hand, a total of $3,778,000, plus in some cases a market rate adjustment paid in cash by the certified investors to conform the imputed return on the capco notes to then current market rates, as negotiated on the closing of each of the capco fundings.

(2) Based upon unaudited numbers for December 31, 2003, seven capcos have met their minimum investment benchmark of 50 percent of Certified Capital and that, therefore, all related tax credits are beyond recapture or forfeiture. The consequence of this is that $124 Million in tax credits, or 74.4% of the total, are irrevocably beyond recapture or forfeiture. In all cases, the benchmarks were met 12 months or more in advance of the statutory minimum investment benchmark dates.

(3) Tax credits allocated in these two Louisiana programs were calculated at 110% of certified capital; the numbers presented here, however, are the amounts of the certified capital (cash) actually received by the capco at funding.

(4) Expo or Exponential was organized as a capco under separate ownership and was acquired by Newtek in a stock exchange in early 2002. It is structured differently than Newtek's other capcos, is not consolidated with Newtek's other capcos' results, but is included here to demonstrate its degree of compliance with capco requirements.

(5)   Funding of this new capco in Alabama is scheduled for late January 2004.

          Newtek's Ability to Compete. Newtek's business now requires it to compete at two basic levels. The capcos compete in their offerings with the three or four other capcos sponsored by various national financial organizations, as well as locally sponsored companies in one or another state. Newtek's management believes it has been successful in raising funds because of:

      o the manner in which it has structured the participation by the insurance companies;
      o the insurance which it has been able to obtain to cover any loss of the tax credits and the obligation to repay principal, resulting in a credit rating for the instruments of AAA;
      o     the previous business experience of its principals;
      o     the national marketing of its programs; and
      o the extensive contacts that its management has as a result of previous experience in the financial community.

      Newtek has structured the capco securities as debt instruments and either warrants for participation in the equity of the particular capco or, during 2002, as a unit with shares of Newtek. Newtek's capco debt instruments have all been rated AAA or the equivalent by Standard and Poor's or another nationally recognized rating agency. The debt instruments and the tax credits they are related to are in some but not all state programs transferable, but such a transfer would have no effect on Newtek. In the past the individual capcos issued warrants entitling the holders to between 4% and 20% of the equity of the particular capco at a nominal exercise price. During 2002, Newtek has negotiated the exchange of many of these warrants for stock of Newtek which has the effect of reducing or eliminating the minority interests in the capcos and permitting all of the profits or losses of the capcos' investments to flow up to Newtek as the principal owner of the capcos. Future capco offerings will likely not include capco warrants as part of the debt offering and will likely include the sale of Newtek common stock.

      In addition to competing for capco funds, which are integral to the current state of the business, Newtek and particularly its partner companies must also compete in a number of markets for the sale of services to other businesses. Newtek has narrowed the focus of it principal investments to that of 8 business lines. Each of these require the partner companies to compete not only against other suppliers in their particular state or region of the country, but also against suppliers operating on a national and even a multi-national scale. However, none of the markets in which the partner companies compete are dominated by a small number of companies which could materially effect the nature or terms of the competition. In addition, in many cases, the competitors which the partner companies face are not as able as are the partner companies to take advantage of changes in business practices due to technological developments and, by their large size, are unable to offer the personalized service that many small business owners and operators seem to want. Through the resources available in Newtek, it is attempting to build the partner companies into successful and profitable ventures. In 2002, the first of the partner companies showed a net profit for the first time. Management of Newtek is focused on improving these results of operations.

Principal Business Activities: Partner Companies

      Majority-owned or Primarily Controlled Partner Companies. Newtek refers to its partner companies as those companies in which it owns 50% or more of the outstanding voting securities, or "majority-owned partner companies," and those companies in which it owns more than 25% but less than 50% of the outstanding securities, and exercises more control over Newtek than any other shareholder, or "primarily controlled partner companies." Currently, fourteen (14) of the investments in partner companies are accounted for as consolidated subsidiaries and four (4) of the investments in the partner companies are accounted for under the equity method of accounting. Of these, two have thus far primarily engaged in business with other partner companies and the others are engaged in business with third parties. See Note 3 to Notes to Consolidated Financial Statements.

      Majority-owned Companies (accounted for under the consolidation method)

         At December 31, 2002, Newtek had 14 majority-owned partner companies, all of which were as a result of investments through the capco programs. The majority-owned companies are grouped below by their business lines: o Newtek Small Business Finance, Inc. - SBA Holdings, Inc.

      o     Newtek Merchant Solutions - Universal Processing Services -
            Wisconsin, LLC
      o     Newtek Merchant Solutions - Universal Processing Services, LLC (NY)
      o     Newtek Merchant Solutions - Universal Processing Services -
            Louisiana, LLC
      o     Newtek Merchant Solutions - Universal Processing Services -
            Colorado, LLC
      o Newtek Financial Information Systems of FLA - Group Management Technologies, LLC
      o Newtek Financial Information Systems of LA -- Group Management Technologies of LA, LLC
      o     Newtek Strategies - Harvest Strategies, LLC
      o     Newtek Business Exchange - Transworld Business Brokers of NY, LLC
      o     Newtek Client Services - Global Small Business Services, LLC
      o     Newtek IT Services - Advanced Internet Design & Applications, LLC
      o     PPM Link, LLC - operating as Newtek Securities, LLC
      o     Exponential Business Development Corp.
      o     DC Media, LLC

      For these majority-owned partner companies, Newtek will generally actively direct much of their operations. These companies are described in detail and summary financial information is provided for each in annual Form 10-KSB and quarterly Form 10-QSB reports filed by Newtek with the Securities and Exchange Commission.

      Primarily Controlled Companies (accounted for under the equity method)

      At December 31, 2002, Newtek had four primarily controlled partner companies, all of which were as a result of investments through the capco programs. For primarily-controlled partner companies, Newtek will generally have significant involvement in and influence over their operating activities, including rights to participate in material management decisions. These companies are listed below and are described in detail and summary financial information is provided for each in annual Form 10-KSB and quarterly Form 10-QSB reports filed by Newtek with the Securities and Exchange Commission.

      o     Starphire Technologies, LLC
      o     NicheDirectories, LLC
      o     Transworld Business Brokers, LLC
      o     Copia Technology Services, LLC

      Other, Passive or Venture Capital Investments.

      In addition to its principal business activities focused on the provision of services to small and medium sized business, Newtek also has made investments, usually smaller or in the form of debt, in a number of other companies. For those companies in which Newtek's equity ownership and voting power is less than 25% Newtek is generally not actively involved in the management or day-to-day operations, but offers the businesses advisory services or assistance with particular projects, as well as the collaborative services of its partner companies. In pursuing business objectives, Newtek intends to hold a decreasing portion of its total assets in companies in which it has voting power of less than 25%, but these companies are an important part of the network that Newtek is developing, as they provide access to markets and customer lists that are valuable for all of the other partner companies in one manner or another.

      These companies are described in detail and summary financial information is provided for each in annual Form 10-KSB and quarterly Form 10-QSB reports filed by Newtek with the Securities and Exchange Commission.

Investment Selection Philosophy.

      There are currently four prevailing themes in the selection of partner companies which play a guiding if not absolute role in the investments of Newtek, its capcos and subsidiaries.

      1. First, service provider companies that are able to provide business and management services to small and medium sized businesses in a cost effective way. The service providers' ability to construct innovative business models, target new market opportunities, define growth plans and develop new service offerings plays an important role in the overall success of Newtek's partner companies as well as other small businesses.

      2. Second, are small businesses that have developed a product or service, sold this product or service to an existing, defined customer base and have successfully captured a meaningful segment of a market. These companies benefit from the other, service provider partner companies' core competencies which are used to support and supplement the existing management skills. This structure lets the management teams exploit their personal strengths as managers and supplement their needs through an integrated network of service provider companies.

      3. Third, are strong management team members and core competencies to add to the partner company network. Generally, these partner company investments involve the replication of an existing partner company's products and services in another geographic region in which Newtek operates.

      4. Fourth, the ability of the business to add large numbers of other small businesses to the marketing universe of affiliated companies as to facilitate the cross marketing of many other products and services. This ties in directly with Newtek's overall objective of aggregating numerous small business markets for purposes of cross marketing.

Execution

      Regional Business Development Centers and Regional Managers. A key to the implementation of Newtek's strategy is its emphasis on its eight Regional Business Development Centers. These offices are staffed or associated with individuals with experience in working with small businesses who are able to identify and evaluate potential partner companies and particularly the local entrepreneurs that Newtek will work with. They are also able to provide important services for Newtek in its monitoring efforts and assist in the promotion and development of the Newtek brands of small business products and services. In many cases, these individuals have made substantial investments in the equity of the capcos associated with their regional centers and retain responsibility for local coordination of communications and compliance with local capco programs.

      The individuals managing the Regional Business Development Centers have all participated in the capitalization and organization of the capco located in their area. They serve a number of functions within Newtek's business model. The regional management are the local principals that satisfy any applicable capco requirements for the participation of local parties with investment experience. In addition, each individual with one exception, has a consulting agreement with one of Newtek's non-capco subsidiaries whereby they provide time and resources (office space, telephones, supplies, clerical assistance) to the management of their respective capco.

o     Wisconsin                            o     New York

1330 West Towne Square Road                462 Seventh Avenue, 14th Floor
Mequon, Wisconsin  53902                   New York, New York  10018

o     Florida                              o     New York

1000 Brickell Avenue                       100 Quentin Roosevelt Blvd.
Miami, Florida  33131                      Garden City, New York  11550

o     Colorado                             o     New York

1530 16th Street                           216 Walton Street
 Denver, Colorado 80202                    Syracuse, New York  13202

o     Louisiana                            o     Alabama

1 Canal Place                              250 Commerce Street
New Orleans, Louisiana  70130              Montgomery, AL 36104

Shareholder Value

      Throughout its existence since 1998, Newtek's principal business objective has been to promote longer-term shareholder value for its shareholders and those of its partner companies. However, because of the way in which the business has been focused beginning in 2001 and primarily in 2002, the manner in which this value may be achieved has changed.

      From 1998 through 2001, management expected that material shareholder value ultimately would be realized through the growth of each individual partner company leading to independent creation of value, possibly in the form of a public offering of the stock of the partner companies. In the event of such a public offering by a partner company, Newtek would generally expect to retain a majority or controlling interest in such a partner company and to benefit as a shareholder from the increased public company value. Other possible liquidity events could be the merger or sale of an entire company.

      Primary emphasis in now being placed by management on assisting the Newtek partner companies to develop as successful and profitable businesses, with earnings, surplus cash flow and the aggregation of other small business customers enabling the cross-marketing of additional goods and services. The "NEWTEK" branding strategy will help in consolidating the group of related small business services. Ultimately, the greatest value to the shareholders of Newtek will result from the profitability of the partner companies. The funds available through the capco programs enable Newtek to develop these companies through the early phases and, as they mature and become profitable, the value of Newtek's investments in them will likely increase in value. The degree to which this strategy has thus far been successful can be judged by reference to the descriptions of the businesses and results of operations of the partner companies contained in the annual and quarterly reports and in the notes to the Financial Statements therein. When Newtek becomes successful in developing this strategy, this should, in the judgment of management, result in an increase in the value of Newtek's stock and the possible combination of the company with a larger company interested in gaining access to the markets and services represented by the partner companies.

      Because of this emphasis on the generation of profits, the likelihood of a sale or public offering of one of the partner companies is smaller due to the expectation of greater benefit to be gained by keeping all as part of the whole. However, notwithstanding these objectives, Newtek may from time to time undertake sales of its interests in partner companies when it believes the action to be in Newtek's and the shareholders' overall best interests. Such possible sales could be influenced in part by the need to monitor and control the receipt of the type of income that would cause Newtek to be subject to regulation as an investment company. (See: Government Regulation: Investment Company Act of 1940 in Newtek's annual report on Form 10-K/A. at page 28.)

                      MARKET PRICE AND DIVIDEND INFORMATION

      The following table sets forth, for the periods indicated, the high and low closing sales prices of the common stock as reported on the American Stock Exchange and, since December 30, 2003 on The Nasdaq Stock Market. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. No dividends have been paid by Newtek during the periods indicated.

                                   Price Range

--------------------------------------------------------------------------------
Period                                                       High           Low
--------------------------------------------------------------------------------
First Quarter: January 1, 2002                               $3.95         $3.00
Through March 31, 2002
--------------------------------------------------------------------------------
Second Quarter: April 1, 2002                                $5.20         $ 3.2
Through June 30, 2002
--------------------------------------------------------------------------------
Third Quarter: July 1, 2002                                  $4.20         $3.15
Through September 30 , 2002
--------------------------------------------------------------------------------
Fourth Quarter: October 1, 2002                              $4.39         $3.20
Through December 31, 2002
--------------------------------------------------------------------------------
First Quarter: January 1, 2003                               $5.30         $3.80
Through March 31, 2003
--------------------------------------------------------------------------------
Second Quarter: April 1, 2003                                $6.29         $3.90
Through June 10, 2003
--------------------------------------------------------------------------------
Third Quarter: July 1, 2003                                  $5.60         $4.90
Through September 30, 2003
--------------------------------------------------------------------------------
Fourth Quarter: October 1, 2003                              $6.94         $4.85
Through December 31, 2003
--------------------------------------------------------------------------------
First Quarter: January 1, 2004                                   $             $
Through _________, 2004
--------------------------------------------------------------------------------

                                  LEGAL MATTERS

      Cozen O'Connor, Washington, D.C., will pass on the validity of our common stock being registered.

                                     EXPERTS

      The consolidated financial statements of Newtek Business Services, Inc. and subsidiaries as of December 31, 2002 and December 31, 2001, and for each of the years then ended, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ----------------------

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF NEWTEK BUSINESS SERVICES, INC. COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THIS INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF NEWTEK'S COMMON STOCK.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All such expenses are to be paid by the
Registrant:

      SEC registration fee ......................................  $ 1,000
      Stock transfer agent fees and certificates ................      700
      Accounting fees and expenses ..............................   10,000
      Legal fees and expenses ...................................   20,500
      Printing, postage and mailing .............................      300
      Other .....................................................      200
                                                                   -------
      Total .....................................................  $31,700
                                                                   =======

Item 15. Indemnification of Directors and Officers.

      Newtek's Restated Articles of Incorporation contain a provision, authorized by the New York Business Corporation Law ("NBCL"), designed to eliminate in certain circumstances the personal liability of officers and directors for monetary damages to Newtek or its stockholders for breach of their fiduciary duty as officers directors. This provision, however, does not limit the liability of any officer or director who breached his or her duty of loyalty to Newtek or its stockholders, acted in bad faith, or whose actions were the result of active and deliberate dishonesty and were material to the cause of action to be adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. This provision will not limit or eliminate the rights of Newtek or any stockholder to seek an injunction or any other nonmonetary relief in the event of a breach of an officer or director's duty of care. In addition, this provision applies only to claims against an officer or director arising out of his or her role as officer or director and does not relieve an officer or director from liability unrelated to his fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on officers and directors under the federal securities laws.

      Newtek's Restated Articles of Incorporation and Restated Bylaws also provide that Newtek shall indemnify all directors and officers of Newtek to the full extent permitted by the NBCL. Under the provisions of the NBCL, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Newtek or its stockholders, and in criminal actions or proceedings, in addition had no reasonable cause to believe that his conduct was unlawful.

      Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of Newtek or of Newtek's subsidiaries and Newtek's officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at Newtek's or its subsidiaries' request.

Item 16. Exhibits.

      The following is a list of exhibits filed as part of this Registration Statement and also serves as the Exhibit Schedule:

Exhibit
Number                            Description
-------                           -----------

5 Opinion of Cozen O'Connor regarding legality of securities being registered

23.1  Consent of PricewaterhouseCoopers LLP with respect to Newtek

23.2  Consent of Cozen O'Connor (contained in Exhibit 5)

24    Powers of Attorney (see the signature page of this Registration Statement)

Item 17. Undertakings.

      The undersigned Registrant hereby undertakes as follows:

            (a) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (b) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

            (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act for 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable cause to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th of January 2004.

                                        Newtek Business Services, Inc.

                                        By: /s/ Barry Sloane
                                           -------------------------------------
                                           Barry Sloane
                                           Chairman and Chief Executive Officer
                                           (Duly Authorized Representative)

      Pursuant to the requirements of the Securities Exchange Act of 1933, this Pre-Effective Amendment No. 6 to the Registration Statement has been signed by the following persons (including a majority of the Board of Directors of the Registrant) in the capacities and on the dates indicated.

       Signature                                    Title                               Date
       ---------                                    -----                               ----
/s/ Barry Sloane                        Chairman of the Board and Chief
-----------------------------------       Executive Officer and Secretary
    Barry Sloane

         *                              President, Chief Investment
-----------------------------------       Officer and Director
  Jeffrey G. Rubin

         *                              Treasurer, Chief Financial
-----------------------------------       Officer and Director
  Brian A. Wasserman

         *                              Director
-----------------------------------
  David Beck

         *                              Director
-----------------------------------
  Steven A. Shenfeld

         *                              Director
-----------------------------------
  Jeffrey M. Schottenstein

         *                              Controller and Chief Accounting Officer
-----------------------------------
  Giuseppe Soccodato

*By: /s/ Barry Sloane                                                              January 16, 2004
    -------------------------------
    Barry Sloane, Attorney-in-fact


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